Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

						Six Months Ended
		Years Ended July 31,				January 30,	January 29,
	2001	2002	2003	2004	2005	2005 (1)	2006

Earnings
Income (loss) before cumulative effect of change in accounting principle	$34,206	$12,878	$12,392	$26,649	$57,173	($1,245)	$55,286
Income tax provision (benefit)	20,091	6,343	2,635	15,232	35,915	(823)	34,663

Earnings (loss)	54,297	19,221	15,027	41,881	93,088	(2,068)	89,949

Fixed Charges
Interest expense	22,195	16,255	27,985	38,098	32,198	17,318	14,355
Portion of rental expense representative of interest factor	2,082	3,030	3,034	3,264	3,429	1,827	1,521

Fixed charges	24,277	19,285	31,019	41,362	35,627	19,145	15,876

Earnings before income tax provision and fixed charges	$78,574	$38,506	$46,046	$83,243	$128,715	$17,077	$105,825

Ratio of earnings to fixed charges	3.2x	2.0x	1.5x	2.0x	3.6x	—	6.7x

(1)	For the six months ended January 30, 2005, earnings were insufficient to cover fixed charges.